Exhibit 21.1

List of Subsidiaries

At the time of this filing the following entities are subsidiaries of SL Investment Fund II LLC:

Company Name	Jurisdiction of Organization
SLIF II Financing SPV LLC	Delaware
SLIF II CA SPV LLC	Delaware
SLIF II Equity Holdings LLC	Delaware
SLIF II SPV LLC	Delaware